Exhibit 99.1

David Haas
c/o Information Holdings Inc.
2777 Summer Street, Suite 602
Stamford, Connecticut  06905
Information Holdings Inc. (IHI)
November 29, 2004

Continuation Sheet

Form 4

Statement of Changes in Beneficial Ownership

Explanation of Responses:

Pursuant to the Agreement and Plan of Merger, dated as of June 28, 2004 (the “Agreement”), among Information Holdings Inc., The Thomson Corporation and Thyme Corporation, upon consummation of the merger, these options were cancelled in exchange for a cash payment equal to $24,000, representing the difference between the exercise price of the option and the merger consideration of $28.00 per share.  David Haas also held 474 options with an exercise price of $31.6250, that were cancelled pursuant to the terms of the Agreement.